Exhibit 99.1

Envoy Reports Third Quarter 2003 Results,
Posts Net Income of $970,000

Monday, July 28, 2003 — Envoy Communications Group Inc. announced its third quarter results.

The New Envoy

We have re-engineered Envoy into a Company focused on its core strength, Consumer and Retail Branding. Envoy’s Watt International is ranked the 9th largest company of it’s kind in the world by the UK publication, Design Week, and is a world leader in retail branding and design.

Watt International employs over 300 people worldwide, with offices in London, Leeds, San Francisco, and Toronto. Watt International represents approximately 80% of our revenues. We have successfully grown Watt International revenue by approximately 225% since our purchase in 1999. The remaining 20% of Envoy’s revenues are primarily from “john street” our successful start up brand building advertising agency located in Toronto.

Changes in the Quarter

At the Envoy Level

In the 3rd quarter, Envoy has continued to down-size its offices. As part of this down- sizing, Joe Leeder our CFO resigned May 31. Linda Gilbert was promoted to Chief Financial Officer – Envoy Communications. For the past four years, Linda held the position of Director Finance – Envoy Communications. To reflect the changes in the size of Envoy, these two roles will be combined.

At the Watt International Level

The President of Watt International, Geoff Belchetz’s consulting agreement was terminated in May. Geoff Genovese, the CEO of Watt International has also assumed the position of President of Watt International. At the same time, Don Watt, who sold the business in 1992 to Cott Beverages retired to explore other opportunities. When we purchased Watt International from Cott Beverages Ltd. in 1999, Don Watt was hired as a part time consultant for the Company. Patrick Rodmell has been promoted to Managing Director Watt North America. Patrick has spent the last 10 years in marketing and business development with Watt International. Patrick’s most recent position was Managing Director Watt IDG, our retail store design group. Colin Beaton has become Managing Director Watt IDG. Colin is rejoining Watt International after spending 5 years in Atlanta with MillerZell.

Results for the three Months Ended June 30, 2003

Envoy’s 2003 3rd quarter results are significantly improved, reflecting management’s execution of its restructuring plan, and more importantly, Envoy’s new vision. The New Watt Management Team in North America and the Watt Management team in the UK are doing an outstanding job growing our business profitably. “john st.” is also building momentum in revenue and profitability.

Comparison of Third Quarter Results to Second Quarter Results

For the quarter, revenues increased to $10.7 million from $9.0 million over the previous quarter, an increase of 19%. Excluding 2nd quarter revenue from our New York operations (shut down in February 2003), the increase in organic revenue is 28%. Net income for the quarter was $967,157 ($.05 per share basic) compared to $1.4 million in the second quarter ($.07 per share basic). Excluding the $2.3 million gain on the disposal on subsidiaries from our second quarter results, the 3rd quarter showed an improvement from operations of $1.8 million in net income.

Results for the Nine Months Ended June 30, 2003

For nine months, our revenue was $31.7 million compared to $45.9 million in the previous year, representing a decrease of 31%. Our net income increased to $1.8 million, ($.08 per share basic), compared to a loss of ($38 million) (($1.82) per share basic), in the previous year. Our balance sheet also showed significant improvement, with working capital increasing by $3.2 million from the previous quarter.

Your Management has flattened our organization making us more competitive and closer to our customers. We are focused on building our clients’ brands, which in turn will continue to build shareholder value for our company.

New Business

In this quarter, the New Watt team has successfully signed new client contracts valued at more than $12.0 million dollars, over a three to four year period. The results in our 3rd quarter have not been impacted by the new business. The new business will begin positively impacting our revenues in our first quarter, beginning October 01, 2003.

Our outlook for the future is positive.

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian dollars)
(Unaudited — Prepared by Management)

For the three months ended	June 30	June 30
	2003	2002

Net revenue	$10,709,426	$14,831,075
Operating expenses:
Salaries and benefits	6,273,934	11,329,902
General and administrative	1,673,919	1,806,305
Occupancy costs	663,134	1,072,067

	8,610,987	14,208,274

Earnings before depreciation, amortization, interest expense, restructuring costs, income taxes, and goodwill amortization	2,098,439	622,802
Depreciation	596,109	649,318
Amortization of intangible asset	6,049	—
Interest expense	618,417	289,910

Earnings (loss) before restructuring costs, income taxes, and goodwill amortization	877,864	(316,426)
Restructuring costs recovery	191,293	25,984
Income tax (expense)/recovery	(102,000)	134,751

Income (loss), before goodwill amortization	967,157	(155,691)
Goodwill amortization, net of income taxes of nil (2002 $6,000)	—	(195,222)

Net Income (loss)	967,157	(350,913)
Retained earnings (deficit), beginning of period	(46,839,329)	5,603,200

Deficit, end of period	$(45,872,172)	$5,252,287

Net income (loss) per share — basic	$0.05	$(0.02)
Net income (loss) per share — fully diluted	0.03	(0.02)
Net income (loss) per share before goodwill amortization — basic	0.05	(0.01)
Net income (loss) per share before goodwill amortization — fully diluted	0.03	(0.01)

Weighted average number of common shares outstanding	21,260,250	20,882,414

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(In Canadian dollars)
(Unaudited — Prepared by Management)

For the nine months ended	June 30	June 30
	2003	2002

Net revenue	$31,658,194	$45,873,558
Operating expenses:
Salaries and benefits	21,341,134	36,191,779
General and administrative	4,421,710	8,293,918
Occupancy costs	2,596,066	3,559,178
Stock based compensation	23,268	—

	28,382,178	48,044,875

Earnings (loss) before depreciation, amortization, interest expense, restructuring costs and unusual item, gain on disposal of subsidiaries, income taxes, and goodwill amortization	3,276,016	(2,171,317)
Depreciation	1,749,397	2,156,070
Amortization of intangible asset	18,148	—
Interest expense	2,112,530	630,592

Loss before restructuring costs, income taxes, and goodwill amortization	(604,059)	(4,957,979)
Restructuring (costs)/recovery and unusual item	191,605	(7,998,458)
Gain on disposal of subsidiaries	2,271,811	—
Income tax (expense)/recovery	(102,000)	5,341,754

Income (loss), before goodwill amortization	1,757,357	(7,614,683)
Goodwill amortization, net of income taxes of nil (2002 $12,000)	—	1,946,272
Write-down of Goodwill	—	28,426,266

Net Income (loss)	$1,757,357	$(37,987,221)
Retained earnings (deficit), beginning of period	(47,629,529)	5,603,200

Deficit, end of period	$(45,872,172)	$(32,384,021)

Net income (loss) per share — basic	$0.08	$(1.82)
Net income (loss) per share — fully diluted	0.07	(1.82)
Net income (loss) per share before goodwill amortization — basic	0.08	(0.37)
Net income (loss) per share before goodwill amortization — fully diluted	0.07	(0.37)

Weighted average number of common shares outstanding	21,259,471	20,835,436

About Envoy

Envoy Communications Group (NASDAQ: ECGI/TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593 1212
Or contact our investor relations department at:
CitiCap Communication Corp.
Contact: Linda Mitropoulos
Tel: (604) 732-6127
E-Mail: linda@citicap.com